Exhibit 99.1

Crescent Point Announces the Closing of CDN$500 Million Equity Offering

CALGARY, AB, Nov. 10, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce that it has completed its previously announced bought deal public offering of Crescent Point common shares ("Common Shares") through a syndicate of underwriters co-led by BMO Capital Markets and RBC Capital Markets (collectively the "Underwriters"). Crescent Point issued 48,550,000 Common Shares at a price of CDN$10.30 per Common Share (the "Offering Price"), for gross proceeds of approximately CDN$500 million (the "Offering").

Crescent Point has also granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase, on the same terms and conditions of the Offering, up to an additional 15 percent of the Common Shares issued in connection with the Offering. The Over-Allotment Option is exercisable, in whole or in part, by the Underwriters at any time (and from time to time) up to and including 30 days after closing of the Offering. If the Over-Allotment is fully exercised the maximum gross proceeds raised under the Offering will be approximately CDN$575 million.

Crescent Point intends to use the net proceeds from the Offering to partially fund the cash portion of the consideration payable in connection with the acquisition of Hammerhead Energy Inc., an oil and liquids-rich Alberta Montney producer for total consideration of approximately CDN$2.55 billion (the "Transaction"), which was announced on November 6, 2023. If the Transaction is not completed, Crescent Point intends to use the net proceeds from the Offering to reduce existing indebtedness, finance future growth opportunities including acquisitions, finance its capital expenditures or for other general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Common Shares have been offered to the public through the Underwriters and their affiliates by way of a prospectus supplement (the "Prospectus Supplement") to Crescent Point's short form base shelf prospectus dated November 3, 2023 (the "Prospectus") filed with the securities regulatory authorities in each of the provinces of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission ("SEC"). The Offering is made only by the Prospectus. The Prospectus contains important detailed information about the securities being offered. Before investing, prospective purchasers should read the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein for more complete information about Crescent Point and the Offering.

Copies of the Prospectus and the Prospectus Supplement are available free of charge on the SEC website (http://www.sec.gov). Alternatively, copies may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. ("BMO Capital Markets"), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at 800-414-3627 or by email at bmoprospectus@bmo.com. Additionally, copies of these documents may be obtained upon request in Canada from RBC Capital Markets, Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 at Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of applicable securities legislation, such as section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, and contains "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). The forward-looking statements contained herein include the maximum gross proceeds from the Offering if the Over-Allotment Option is exercised in full; Crescent Point's planned use of the net proceeds from the Offering, including if the Transaction is not completed; the purchase price and consideration to be paid by Crescent Point in connection with the Transaction; the completion of the Transaction and the anticipated timing thereof, and other assumptions inherent in management's expectations in respect of the forward-looking statements identified herein.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2022 under the headings "Risk Factors" and "Forward-Looking Information", and our Management Discussion and Analysis for the three and nine months ended September 30, 2023, under the heading "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Critical Accounting Estimates" and "Guidance" and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources" and "Guidance". In addition, risk factors include that the Transaction may not be completed, may not be completed in a timely manner, or may not be completed on the terms currently expected. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2023/10/c5880.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 09:09e 10-NOV-23